Exhibit 99.2
Cardiome Pharma Corp.

Canadian Supplement to Management’s Discussion and Analysis

for the three months ended March 31, 2010

This document supplements the Management’s Discussion and Analysis for March 31, 2010 and has been prepared pursuant to Section 5.2 of National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102).

The unaudited consolidated financial statements of Cardiome Pharma Corp. for the 3 months ended March 31, 2010 are prepared in accordance with United States generally accepted accounting principles used in the United States of America (U.S. GAAP).  As part of our filing requirements under NI 51-102, we are providing this supplement to our management’s discussion and analysis (MD&A) for the three months ended March 31, 2010 that restates, based on financial information reconciled to Canadian generally accepted accounting principles (Canadian GAAP), those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. The Canadian GAAP supplement should be read in conjunction with our March 31, 2010 MD&A and unaudited consolidated financial statements for the three months ended March 31, 2010.  Note 11 to our unaudited consolidated financial statements explains and quantifies the material differences between U.S. GAAP and Canadian GAAP on our financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the statement regarding forward-looking statements set forth in our March 31, 2010 MD&A.  All amounts are expressed in U.S. dollars unless otherwise indicated.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GAAP

Our MD&A has been prepared in accordance with U.S. GAAP.  Differences between U.S. GAAP and Canadian GAAP that have the most significant impact on the Company’s financial conditions and results of operations include accounting for stock-based compensation and intangible assets.

Results of Operations

The application of Canadian GAAP would have the following effects on the net income (loss) as reported:

	Three months ended
	March 31, 2010		March 31, 2009
	$	’000s	$	’000s
Net income (loss) for the period, U.S. GAAP		15,473		(9,244)
Patents		36		25
In–process research and development		(529)		(446)
Stock-based compensation		(74)		(2)
Net income (loss) for the period, Canadian GAAP		14,906		(9,667)
Weighted average number of common shares outstanding, Canadian GAAP - basic		60,518,755		63,762,296
Weighted average number of common shares outstanding, Canadian GAAP - diluted		60,572,037		63,762,296
Basic and diluted income (loss) per common share, Canadian GAAP		$0.25		$(0.15)

Under Canadian GAAP, our net income for the three months ended March 31, 2010 was $14.9 million (2009 – net loss of $9.7 million) compared to a net income of $15.5 million (2009 – net loss of $9.2 million) under U.S. GAAP.  Our basic and diluted earnings per common share was $0.25 for the three months ended March 31, 2010 under Canadian GAAP and $0.26 under U.S. GAAP. Our net loss per share for the three months ended March 31, 2009 was $(0.15) per common share under Canadian GAAP and $(0.14) per common share under U.S. GAAP.

Cardiome Pharma Corp.

The reasons for the differences in net income (loss) and earnings (loss) per share under U.S. GAAP and Canadian GAAP are outlined below.

Patents

Under U.S. GAAP, patent costs related to internally generated assets developed from research activities are capitalized and amortized on a straight line basis over the estimated useful life of the patent. Under Canadian GAAP, these costs are expensed as incurred.  Under Canadian GAAP, this difference would have resulted in a decrease in operating expense and an increase in income (decrease in loss) of $0.04 million (2009 - $0.03 million)

In-process research and development

Under U.S. GAAP, our acquired license for a clinical-stage drug candidate is classified as in-process research and development and written off immediately as it has no alternative use.  Under Canadian GAAP, in-process research and development is amortized over its estimated useful life.  Under Canadian GAAP, this difference would have resulted in an increase in amortization and a decrease in income (increase in loss) for the three months ended March 31, 2010 of $0.5 million (2009 - $0.4 million)

Stock-Based Compensation

The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated employee award forfeitures. Under U.S. GAAP, we estimate forfeitures for unvested options as a percentage of stock-based compensation.  Under Canadian GAAP, no estimate forfeitures of unvested options are made. Under Canadian GAAP, this difference would have resulted in a increase in expenses and an decrease in income (increase in loss) for the three months ended March 31, 2010 of $0.07 million (2009 - $0.002 million).